Mark V. Noffke C.P.A.

944 Hidden Lake Road
Naperville, Illinois 60565
Telephone (630) 251.1285
Email Usforest@flash.net

August 19, 2011

To the Board of Directors of KaChing KaChing, Inc.,

I hereby resign effective immediately from the Board of Directors of KaChing KaChing, Inc.'s and from all officer positions of KaChing KaChing, Inc.

I have tried diligently to try to keep the financial aspects of KaChing KaChing, Inc. afloat since April but with no funds, our bank account overdrawn, and my personal funds nonexistent, I have run out of rabbits to continue. The promises made for investing in the business have never materialized and there is too great of risk personally for me to continue. I am available to assist in a transition; however some monetary assistance will be required.

My resignation also follows the occurrence of an "*Event of Default*" under my employment agreement dated April 23, 2010, made and entered into by Kaching KaChing, Inc. Since I have been carrying on my duties "without compensation" since March of 2011 this agreement is in default. A breakdown of the funds in arrears along with the referenced line item of the Agreement is as follows:

Compensation				
Salary	3.1			
UnPaid	2010	$ 42,253.55		
UnPaid	2011	$ 34,615.40	$ 76,868.95	
Bonus	3.2		$ -	
Stock	3.3		$ -	*If foreclosed on is valued at $130,000*
Deleted	3.4		$ -	
Other Benefits	3.5			
Vacation		2 weeks	$ 6,923.08	
Health Insurance		16	$ 9,600.00	*April 2010 - August 2011*
Auto Allowance		16	$ 19,200.00	*April 2010 - August 2011*
Expense Reimbursement	3.6		$ 6,500.00	*Outstanding Amounts due*
Termination	6.5		$ 20,769.23	*Two months Salary*
			$ 139,861.26	

I no longer feel that my presence will aid the company and I hope my resignation will permit KaChing KaChing, Inc. to move off its current path. Also, I request that proper SEC filings be made within the four (4) day reporting period.

Very truly yours,

Mark V. Noffke